August 26, 2024

Jason Coloma, Ph.D.
Chief Executive Officer
Maze Therapeutics, Inc.
171 Oyster Point Blvd.
Suite 300
South San Francisco, CA 94080

       Re: Maze Therapeutics, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 15, 2024
           CIK 0001842295
Dear Jason Coloma Ph.D.:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 8, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Programs, page 2

1. We note your responses to comments one, two and five. Please note your decision not to disclose information about your research programs that we consider material to investors is inconsistent with the prominent presentation of these programs in the Summary and
       Business sections. Prominently highlighting programs that you are not willing to disclose information about in a separate table does not address the issue. To the extent that the research programs are material, the information about the programs and the exclusive agreements you have entered into to develop and commercialize the programs are material
 August 26, 2024
Page 2

       to investors. Please revise to specify the "various targets" in the table, and expand your disclosure on page 132 to more specifically describe the work that has been done to date, as opposed to focusing on aspirations and plans.

       We note that it appears you are no longer party to a joint venture agreement related to
       Broadwing. Please file and describe the agreement(s) with Broadwing and Alloy governing the development of the Opthamology program. Due to your prominent disclosure of this program, it is fair for an investor to assume that this research program is material to your business, and you are substantially dependent on the agreement(s) for the program development. Whether or not you retained the right to potential revenues streams, such as milestone payments, royalties, etc., resulting from future products is material. Additionally, disclose the material terms of your agreements with Neurocrine and Trace in the "Exclusive license section" following the description of the Shionogi license agreement and file the agreements as exhibits. Please note, we disagree with your statement that each party's rights and obligations and the term and termination provisions are standard provisions for agreements of this type and not material to an understanding of the transaction. To the extent you believe you are not required to file these agreements, provide a detailed analysis supporting your conclusion that you are not substantially dependent on exclusive agreements to develop your material research programs. To the extent that you continue claim that these are early stage programs, please compare them to the early stage of the programs in your clinical pipeline.

       Alternatively, please remove any programs that are not currently material from the table labeled "Our research programs," appearing in the Summary and Business sections. Also remove the Compass Platform row from this research pipeline table.
2. We note your response to comment 2. Please provide disclosure, as you do in the correspondence letter, that you expect your ownership percentage will be significantly diluted upon the conversion of outstanding convertible notes issued by Broadwing Bio, and that you are no longer involved in the development of Broadwing Bio's therapeutic candidate.
       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Amanda Rose